File Pursuant to Rule 433

Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated July 27, 2007

$ Market Index Target-Term Securities (the “MITTS Securities®”) Linked to an International Equity Index Basket Due , 2011 Preliminary Term Sheet	Expected Pricing Date* Settlement Date*	August , 2007 September , 2007 Maturity Date* , 2011 CUSIP No.

Merrill Lynch & Co., Inc.

•   105% participation in increases in an International Equity Index Basket

•   100% principal protection

•   A maturity of between 3.42 to 3.92 years

•   The MITTS Securities will not be listed on any securities exchange.

The MITTS Securities will have the terms specified in this preliminary term sheet as supplemented by the documents indicated herein under “Additional Terms of the MITTS Securities” (together, the “MITTS Securities Prospectus”). Investing in the MITTS Securities involves a number of risks. See “Risk Factors” beginning on page TS-5 of this term sheet and on page PS-4 of product supplement MITTS-1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this MITTS Securities Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Underwriting discount (1)	$.225	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.775	$

(1)	The public offering price and underwriting discount for any purchase of between 100,000 to 299,999 units will be $9.95 per unit and $.175 per unit, respectively, for any purchase of between 300,000 to 499,999 units will be $9.90 per unit and $.125 per unit, respectively, and for any purchase of 500,000 units or more will be $9.85 per unit and $.075 per unit, respectively. The foregoing pricing description will apply to any single transaction by an individual investor.

*Depending on the date the MITTS Securities are priced for initial sale to the public (the “Pricing Date”), which may be in August or September, the settlement date may occur in August or September. Any reference in this term sheet to the month in which the settlement date will occur is subject to change as specified above.

“MITTS” and “Market Index Target-Term Securities” are registered service marks of Merrill Lynch & Co., Inc.

The “Dow Jones EURO STOXX 50SM” is proprietary and copyrighted material. The Dow Jones EURO STOXX 50SM and the related trademarks have been licensed for certain purposes by Merrill Lynch & Co., Inc and its subsidiaries. Neither STOXX Limited nor Dow Jones & Company, Inc. sponsors, endorses or promotes the MITTS Securities based on the Dow Jones EURO STOXX 50SM.

“Nikkei 225” is a registered trademark of Nikkei, Inc., and is licensed for use by Merrill Lynch & Co., Inc.

Merrill Lynch & Co.

August     , 2007

Summary

The MITTS Securities Linked to an International Equity Index Basket due                     , 2011 (the “MITTS Securities”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide investors with a 105% participation rate in increases in the value of an International Equity Index Basket (the “Basket”) from the Starting Value of the Basket on the Pricing Date, to the Ending Value of the Basket to be determined on the valuation dates shortly prior to the Maturity Date of the MITTS Securities. Investors must be willing to forego interest payments on the MITTS Securities.

The Basket is comprised of the Dow Jones EURO STOXX 50 Index and the Nikkei 225 Index (each a “Basket Component Index” and together the “Basket Component Indices”). Each Basket Component Index will be assigned a weighting so that each Basket Component Index will contribute equally to the value of the Basket on the Pricing Date.

Market Index Target-Term Securities	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the MITTS Securities. The orange line reflects the hypothetical returns on the MITTS Securities, while the blue dashed line reflects the return of a direct investment in the Basket, excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are two examples of Supplemental Redemption Amount calculations including a Participation Rate equal to 105%:

Example 1—The hypothetical Ending Value is 10% lower than the Starting Value:

Starting Value: 100 Hypothetical Ending Value: 90 Supplemental Redemption Amount = $0 Payment at maturity (per unit) = $10 + $0 = $10	(The Supplemental Redemption Amount cannot be less than zero)

Example 2—The hypothetical Ending Value is 30% greater than the Starting Value:

Starting Value: 100 Hypothetical Ending Value: 130

Supplemental Redemption Amount =$10 x	(130-100 100)	x 105% = $3.15

Payment at maturity (per unit) = $10 + $3.15 = $13.15

Market Index Target-Term Securities	TS-3

The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Basket:

•	the percentage change from the Starting Value to the hypothetical Ending Value;
•	the total amount payable on the Maturity Date for each unit of MITTS Securities;
•	the total rate of return to holders of the MITTS Securities;
•	the pretax annualized rate of return to holders of MITTS Securities; and
•	the pretax annualized rate of return of an investment in the stocks underlying the Basket, which includes an assumed aggregate dividend yield of 2.14% per annum, as more fully described below.

        This table includes a Participation Rate of 105% and assumes a term of 3.67 years, the midpoint of the range of 3.42 to 3.92 years.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the Maturity Date per unit	Total rate of return on the MITTS Securities	Pretax annualized rate of return on the MITTS Securities (1)	Pretax annualized rate of return of the stocks underlying the Basket (1)(2)
60.00	-40.00%	$10.00(4)	0.00%	0.00%	-11.38%
70.00	-30.00%	$10.00	0.00%	0.00%	-7.39%
80.00	-20.00%	$10.00	0.00%	0.00%	-3.87%
90.00	-10.00%	$10.00	0.00%	0.00%	-0.70%
100.00(3)	0.00%	$10.00	0.00%	0.00%	2.18%
110.00	10.00%	$11.05	10.50%	2.74%	4.82%
120.00	20.00%	$12.10	21.00%	5.27%	7.27%
130.00	30.00%	$13.15	31.50%	7.61%	9.55%
140.00	40.00%	$14.20	42.00%	9.80%	11.69%
150.00	50.00%	$15.25	52.50%	11.85%	13.70%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from July 24, 2007 to March 24, 2011, a term for the MITTS Securities equal to 3.67 years, the midpoint of the range of 3.42 to 3.92 years.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks underlying the Basket that equals the percentage change in the Basket from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.14% per annum (which equals the average of a dividend yield of 3.22% for the Dow Jones EURO STOXX 50 Index and the 1.06% for Nikkei 225 Index), paid quarterly from the date of initial delivery of the MITTS Securities, applied to the value of the Basket at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The amount you receive on the Maturity Date will not be less than $10 per unit.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Market Index Target-Term Securities	TS-4

Risk Factors

An investment in the MITTS Securities involves significant risks. The following is a list of certain of the risks involved in investing in the MITTS Securities. You should carefully review the more detailed explanation of risks relating to the MITTS Securities in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the MITTS Securities”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the MITTS Securities.

•	You may not earn a return on your investment.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluation of the merits of an investment linked to the Basket.

•	The value of the Basket Components that are traded in currencies other than U.S. dollars will not be adjusted for changes in exchange rates that might affect such Basket Component.

•	A trading market for the MITTS Securities is not expected to develop and, if trading does develop, the market price you may receive for your MITTS Securities on a date prior to the Maturity Date will be affected by this and other important factors including our costs of developing, hedging and distributing the MITTS Securities.

•	Changes in the value of one or more Basket Components may offset the changes in other Basket Components.

•	The publishers of the Basket Components may adjust the Basket Component in ways that affect their levels, and they have no obligation to consider your interests.

•	Many factors affect the trading value of the MITTS Securities; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Amounts payable on the MITTS Securities may be limited by state law.

•	Purchases and sales by us and our affiliates may affect your return.

•	Potential conflicts of interest could arise.

•	You will not have the right to receive cash dividends or exercise ownership rights with respect to the common stocks included in the Basket.

•	Your return may be affected by factors affecting international securities markets.

Investor Considerations

You may wish to consider an investment in the MITTS Securities:	The MITTS Securities may not be appropriate investments for you if:

•        You anticipate that the Basket will increase from the Starting Value to the Ending Value.

•        You accept that the Supplemental Redemption Amount may be zero if the value of the Basket is unchanged or decreases from the Starting Value to the Ending Value.

•        You are willing to forego interest payments on the MITTS Securities, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•        You want exposure to the Basket with no expectation of dividends or other benefits of owning the underlying securities.

•        You are willing to accept that a trading market for the MITTS Securities is not expected to develop.

•        You anticipate that the Basket will decrease from the Starting Value to the Ending Value or that the Basket will not appreciate sufficiently over the term of the MITTS Securities to provide you with your desired return.

•        You seek an investment that provides a guaranteed redemption amount above the principal.

•        You seek interest payments or other current income on your investment.

•        You want to receive dividends paid on the stocks included in the Basket.

•        You want assurances that there will be a liquid market if and when you want to sell the MITTS Securities prior to maturity.

Other Provisions

We may deliver the MITTS Securities against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the MITTS Securities occurs more than three business days from the Pricing Date, purchasers who wish to trade MITTS Securities more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Market Index Target-Term Securities	TS-5

The Basket

The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Component Indices from the Starting Value to the Ending Value of the MITTS Securities. The Basket Component Indices are described in the section below. Each Basket Component Index will be assigned an equal weighting so that each Basket Component Index represents an equal portion of the value of the Basket on the Pricing Date.

The respective publishers of the Basket Component Indices have no obligations relating to the MITTS Securities or amounts to be paid to you, including any obligation to take the needs of Merrill Lynch & Co., Inc. or of holders of the MITTS Securities into consideration for any reason. These respective publishers will not receive any of the proceeds of the offering of the MITTS Securities and are not responsible for, and have not participated in, the offering of the MITTS Securities and are not responsible for, and will not participate in, the determination or calculation of the amount receivable by holders of the MITTS Securities. All disclosure contained in this term sheet regarding any Basket Component Index, including with limitation, its make-up, method of calculation and changes in components has been derived from publicly available information prepared by the distributor of the Basket Component Index. Neither Merrill Lynch & Co., Inc. nor MLPF&S have independently verified the accuracy or completeness of that information.

For more information on the Basket, please see the section entitled “The Basket” in the product supplement MITTS-1.

If July 19, 2007 were the Pricing Date, for each Basket Component Index, the closing level and hypothetical Multiplier would be as follows:

Basket Component Index	Bloomberg Symbol	Region	Initial Weighting	Closing Level(1)	Hypothetical Multiplier(2)	Initial Basket Level Contribution
Dow Jones EURO STOXX 50 Index	SX5E	Europe	50%	4,522.64	0.01105549	50.00
Nikkei 225 Index	NKY	Japan	50%	18,116.57	0.00275990	50.00
Starting Value						100.00

(1)	This is the closing level of each Basket Component Index on July 19, 2007.

(2)	The hypothetical Multiplier equals the weighting of the Basket Component Index (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component Index on July 19, 2007 and rounded to eight decimal places. The actual Multiplier will be determined on the Pricing Date and set forth in the final term sheet made available in connection with sales of the MITTS Securities.

While historical information on the Basket will not exist before the Pricing Date, the following graph sets forth the hypothetical historical performance of the Basket in the period from January 2002 through June 2007, based upon historical levels of each Basket Component Index, the hypothetical Multipliers and a Basket value calculated as of 100 on July 19, 2007. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the MITTS Securities may be. Any historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the Basket is more or less likely to increase or decrease at any time over the term of the MITTS Securities.

The information on the Basket provided in this document should be read together with the discussion under the heading “The Market Measure— Baskets” beginning on page PS-15 of the product supplement MITTS-1.

Market Index Target-Term Securities	TS-6

The Basket Component Indices

The Dow Jones EURO STOXX 50SM Index

The Dow Jones EURO STOXX 50 Index was created by STOXX Limited., a joint venture founded by SWX Group, Deutsche Börse AG and Dow Jones. Publication of the Dow Jones EURO STOXX 50 Index began on February 28, 1998, based on an initial level of the Dow Jones EURO STOXX 50 Index of 1,000 at December 31, 1991. The Dow Jones EURO STOXX 50 Index was created to reflect the market-capitalization weighted performance of large companies from the major industry groupings in Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The companies included in the Dow Jones EURO STOXX 50 Index account for approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX Total Market Index, which in turn accounts for approximately 95% of the free-float market capitalization of the countries with companies eligible for inclusion in the Dow Jones EURO STOXX 50 Index. For more information on the Dow Jones EURO STOXX 50 Index, please see the section entitled “Dow Jones EURO STOXX 50 Index” in the index supplement I-1.

The following graph sets forth the historical performance of the Dow Jones EURO STOXX 50 Index in the period from January 2002 through June 2007. This historical data on the Dow Jones EURO STOXX 50 Index is not necessarily indicative of the future performance of the Dow Jones EURO STOXX 50 Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the level of the Dow Jones EURO STOXX 50 Index during any period set forth below is not an indication that the Dow Jones EURO STOXX 50 Index is more or less likely to increase or decrease at any time over the term of the MITTS Securities. On July 19, 2007, the closing level of the Dow Jones EURO STOXX 50 Index was 4,522.64.

The information on the Dow Jones EURO STOXX 50 Index provided in this document should be read together with the discussion under the heading “The Dow Jones EURO STOXX 50 Index” beginning on page IS-36 of the index supplement I-1.

Market Index Target-Term Securities	TS-7

The Nikkei 225 Index

The Nikkei 225 Index is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index is currently comprised of 225 stocks that trade on the Tokyo Stock Exchange (the “TSE”) and represents a broad cross-section of Japanese industry. All 225 of the stocks underlying the Nikkei 225 Index are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. Futures and options contracts on the Nikkei 225 Index are traded on the Singapore International Monetary Exchange, the Osaka Securities Exchange and the Chicago Mercantile Exchange. For more information on the Nikkei 225 Index, please see the section entitled “The Nikkei 225 Index” in the index supplement I-1.

The following graph sets forth the historical performance of the Nikkei 225 Index in the period from January 2002 through June 2007. This historical data on the Nikkei 225 Index is not necessarily indicative of the future performance of the Nikkei 225 Index or what the value of the MITTS Securities may be. Any historical upward or downward trend in the level of the Nikkei 225 Index during any period set forth below is not an indication that the Nikkei 225 Index is more or less likely to increase or decrease at any time over the term of the MITTS Securities. On July 19, 2007, the closing level of the Nikkei 225 Index was 18,116.57.

The information on the Nikkei 225 Index provided in this document should be read together with the discussion under the heading “The Nikkei 225 Index” beginning on page IS-38 of the index supplement I-1.

Market Index Target-Term Securities	TS-8

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the MITTS Securities. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement MITTS-1 and MTN prospectus supplement, which you should carefully review prior to investing in the MITTS Securities. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement MITTS-1.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the MITTS Securities or securities with terms substantially the same as the MITTS Securities. However, although the matter is not free from doubt, under current law, each MITTS Security should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each MITTS Security as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS Securities. Prospective investors in the MITTS Securities should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the MITTS Securities as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the MITTS Securities for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the MITTS Securities. The following summary assumes that the MITTS Securities will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

Interest Accruals. Each year, a U.S. Holder will be required to pay taxes on ordinary income from the MITTS Securities over their term based upon an estimated yield for the MITTS Securities, even though such U.S. Holder will not receive any payments until the maturity date. We will have determined this estimated yield, in accordance with the CPDI Regulations, solely in order for a U.S. Holder to calculate the amount of taxes that such U.S. Holder will owe each year as a result of owning a MITTS Security. This estimated yield will not be either a prediction or a guarantee of what the actual Supplemental Redemption Amount will be, or that the actual Supplemental Redemption Amount will even exceed zero.

Sale or Exchange of the MITTS Securities. Upon the sale or exchange of a MITTS Security prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the MITTS Security as of the date of disposition. A U.S. Holder’s adjusted tax basis in a MITTS Security generally will equal the U.S. Holder’s initial investment in the MITTS Security increased by any interest previously included in income with respect to the MITTS Security by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the MITTS Security. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the MITTS Security). In addition, U.S. Holders purchasing a MITTS Security at a price that differs from the adjusted issue price of the MITTS Security as of the purchase date (e.g., subsequent purchasers) may be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Hypothetical Table. The following table sets forth the amount of interest that would be deemed to have accrued with respect to each MITTS Security during each accrual period over an assumed term of forty four months for the MITTS Securities based upon a hypothetical projected payment schedule for the MITTS Securities (including both a hypothetical Projected Supplemental Redemption Amount and a hypothetical estimated yield equal to 5.27% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the MITTS Securities as if the MITTS Securities had been issued on July 25, 2007 and were scheduled to mature on March 25, 2011. The following table is for illustrative purposes only. The actual projected payment schedule for the MITTS Securities (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for the MITTS Securities (including both the actual Projected Supplemental Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final Term Sheet delivered to investors in connection with the initial sale of the MITTS Securities.

Accrual Period	Interest deemed to accrue on MITTS Securities during accrual period (per Unit of the MITTS Securities)	Total interest deemed to have accrued on MITTS Securities as of end of accrual period (per Unit of the MITTS Securities)
July 25, 2007 through January 25, 2008	$0.2655	$0.2655
January 26, 2008 through July 25, 2008	$0.2704	$0.5359
July 26, 2008 through January 25, 2009	$0.2774	$0.8133
January 26, 2009 through July 25, 2009	$0.2848	$1.0981
July 26, 2009 through January 25, 2010	$0.2922	$1.3903
January 26, 2010 through July 25, 2010	$0.3000	$1.6903
July 26, 2010 through January 25, 2011	$0.3078	$1.9981
January 26, 2011 through March 25, 2011	$0.3159	$2.3140

Hypothetical Projected Supplemental Redemption Amount = $2.314 per Unit of the MITTS Securities.

Prospective purchasers of the MITTS Securities should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the MITTS Securities. See the discussion under the heading “United States Federal Income Taxation” in the accompanying product supplement MITTS-1.

Market Index Target-Term Securities	TS-9

Experts

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this term sheet by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) expressed an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) expressed an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 30, 2007 (which report included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Market Index Target-Term Securities	TS-10

Additional Terms of the MITTS Securities

You should read this preliminary term sheet, together with the documents listed below (collectively, the “MITTS Securities Prospectus”), which together contain the terms of the MITTS Securities and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The MITTS Securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the MITTS Securities.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement MITTS-1 dated June 26, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507143122/d424b2.htm

•	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this preliminary term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the MITTS Securities Prospectus if you so request by calling toll-free 1-866-500-5408.

Market Index Target-Term Securities	TS-11